Exhibit 99.1

Dolphin Limited Partnership III, L.P.

Via Federal Express - signature required	September 24, 2019

Mr. Robert F. Olson
Chairman of the Board of Directors
Qumu Corporation
510 1st Avenue North, Suite 305
Minneapolis, MN 55403

Dear Bob:

It is always a pleasure to speak with you. As you know, Dolphin Limited Partnership III, L.P. (“Dolphin”) remains a long-term sizeable shareholder of Qumu Corporation (“Qumu” or the “Company”). Having acquired shares in 2013, Dolphin presently owns approximately 6.1% of the outstanding shares (June 30, 2019 Form 10-Q: 9,906,800 shares outstanding at August 2, 2019). As the Board of Directors (the “Board”) is aware, significant dilution subsequently arose from two urgent debt financings which Dolphin believes occurred as a result of management failures and insufficient Board oversight. We say this in connection with the review below. Starting in March 2013, Dolphin appointed one director to the Board and then in July 2015 a second director to the Board. Both of these directors were directors until the May 2018 annual shareholders meeting. Since then, Dolphin’s conversations with you have only centered on public information and Dolphin’s Schedule 13D and amendments are publicly available.

Background

In March 2013, in connection with a private nomination notice to the Company, Dolphin and Qumu reached agreement, after an extensive interview of Mr. Donald T. Netter, Senior Managing Director of Dolphin, Mr. Justin A. Orlando, then a Managing Director of Dolphin, and a third director candidate, to have Qumu increase the size of its Board to eight by having Dolphin designate a director. Dolphin designated Mr. Orlando as a director and a third candidate, not affiliated with Dolphin, as a Board observer for a year. Mr. Orlando was no longer affiliated with Dolphin at the end of 2013 (Qumu proxy statements, Information Regarding Nominees).

Mr. Robert F. Olson

Chairman of the Board

Qumu Corporation

September 24, 2019

At March 31, 2013, the quarter-end nearest the filing of Dolphin’s initial Schedule 13D on March 18, 2013, Qumu had approximately $48.4 million of cash and equivalents and no debt and financing obligations. At December 31, 2013, Qumu had approximately $51 million cash and equivalents and no debt and financing obligations. From December 31, 2013 to the 2015 second quarter ended June 30th (proximate and before the July 22, 2015 appointment of Mr. Netter to the Board), it appears Qumu had expended pre-tax approximately ($51) million (and this amount was offset by positive cash flow from the discontinued operations of the Disc Publishing segment until its sale in July 2014) operating the enterprise video content management software business and the acquisition of Kulu Valley for ($11.6) million cash, net (and approximately $3.8 million of Qumu common stock; 275,000 shares at $13.75; 2014 Form 10-K Pages 48-49). This approximate ($51) million outflow appears confirmed by the expenditure of pre-tax cash flow from continuing operations of approximately ($24.8) million in fiscal 2014 (2014 Form 10-K; ($28.7) million operating loss offset by $3.9 million of depreciation, amortization and non-cash stock compensation; see Page 25 of MD&A) and approximately ($14.5) million for the six months ended June 30, 2015 (June 30, 2015 10-Q: ($17.1) million operating loss offset by $2.6 million of depreciation, amortization and non-cash stock compensation), as well as the October 2014, utilization of approximately ($11.6) million, net cash towards its purchase of Kulu Valley, as noted. The value of this approximate ($15.1) million, net cash and stock purchase remains elusive. The Board’s unusual permissiveness, together with it becoming apparent that the Company was intent on expending more cash, pursuant to a further agreement dated March 18, 2015 and at the demand of Dolphin, on July 22, 2015, Mr. Netter was appointed to the Board and its compensation and corporate governance committees. As of the time of filing of the Company’s Form 10-K for the fiscal year ended December 31, 2013, there were nine directors on the Board including Mr. Orlando (affiliated with Dolphin from 2002- 2013).

Qumu had approximately $80 million of cash and assets later converted to cash1

In October 2011, for $52 million in cash and stock, the Company acquired Qumu, Inc. and its enterprise video content management software business. The Company’s March 31, 2013 Form 10-Q indicated that it had approximately $48.4 million of cash and investments.1At December 31, 2013, the Company had approximately $51 million of cash and investments. In July 2014, the Company sold its Disc Publishing segment (which Dolphin advocated) for “proceeds” approximating $19.7 million, net, (and approved by shareholders on June 27, 2014; 2014 Form 10-K, Page 47) and its interest in BriefCam, Ltd., in July 2018 for approximately $9.6 million, net (Company press release of July 18, 2018). Accordingly, as of December 31, 2013, the Company had approximately $80 million of cash and assets later converted to cash, or nearly $9.25 per share (September 30, 2013, Form 10-Q: 8,681,314 shares outstanding at October 31, 2013). 1 On March 17, 2013, the trading day before Dolphin filed its initial Schedule 13D, the Qumu share price was $7.79 and reached $18.00 on March 21, 2014 with the announcement of Dolphin’s investment. From December 31, 2013 to the end of the 2015 second fiscal quarter (proximate and before the appointment of Mr. Netter to the Board on July 22, 2015), Qumu had expended pre-tax nearly ($51) million from continuing operations and cash utilized in the acquisition of Kulu Valley, or approximately ($5.50) per share (June 30, 2015 10-Q: 9,254,316 shares outstanding at July 31, 2015). Following the appointment of Mr. Netter to the Board, among other reforms instituted, the Company began cutting approximately $25 million of annual run-rate expenses, which was achieved.

1 As of March 31, 2013 (the quarter-end nearest to Dolphin’s initial Schedule 13D filing of March 18, 2013), Qumu had pro forma net cash and assets later converted to cash of approximately $78 million (including cash and equivalents of $48.4 million, the July 2014 $19.7 million, net sale of the Disc Publishing segment and the July 2018 $9.6 million net sale of its BriefCam interest, Qumu had no debt or financing obligations). At December 31, 2013, Qumu had pro forma net cash and assets later converted to cash approximating $80 million (including cash and equivalents of $51.0 million, the July 2014 $19.7 million, net sale of the Disc Publishing segment and the July 2018 $9.6 million, net sale of its BriefCam interest). As of June 30, 2015 (the quarter-end proximate and before the appointment of Mr. Netter to the Board on July 22, 2015) Qumu had pro forma net cash and equivalents and assets later converted to cash of approximately $31.7 million (including approximately $22.1 million of net cash, and the July 2018 $9.6 million, net sale of its BriefCam interest).

c/o: 1117 East Putnam Avenue, Riverside, CT 06878

Mr. Robert F. Olson

Chairman of the Board

Qumu Corporation

September 24, 2019

2017 Additional Shareholder Group

On December 19, 2017, a representative of a 12.8% shareholder and another candidate advanced by that shareholder were added to the Board, returning the total number of directors to nine. For the May 10, 2018 shareholders’ meeting, Messrs. Orlando and Netter were not re-nominated by the Board, leaving directors that presided over the Qumu purchase, substantial expenditures of additional cash and significant shareholder dilution.2 Further, the Board re-nominated, for the 2018 meeting, two directors that had been involved with such; one of these directors passed away in 2019 at the age of 83 and the other, at age 51, was not re-nominated at the 2019 meeting and, according to the Company’s proxy disclosure – “to facilitate her retirement from the Board.” This brought the Board to its current five members.

New Direction

Dolphin believes that the Company is at a critical juncture. After years of massive cash expenditures, evaluation and the addition of new shareholder representatives to the Board at the end of 2017, with expenses now right-sized, a very rapid determination must be made by the Board as to whether Qumu (i) can consistently grow revenue at an attractive rate for a technology software company3or (ii) must pursue a selective strategic review process with industry participants (including a strategic operating partner – something Dolphin advocated – with Qumu’s significant NOL which, under a then 35% corporate tax rate, would have afforded a financial benefit to the Company as well) likely able to pay the optimal price because of significant available cost synergies and revenue opportunities. This is further necessitated by the June 30, 2019 quarterly report which indicated cash and cash net of debt had again declined to an unacceptable level. While the Company indicated that it expects to be able to maintain current operations and anticipated capital expenditure requirements for at least the next 12 months through cash reserves, at December 31, 2017, December 31, 2018 and June 30, 2019, Qumu had net cash (cash and equivalents less debt and financing obligations) of approximately $8.7 million ($9.6 million, net for BriefCam plus $7.7 million cash and equivalents less $1.0 million of financing obligations and a $7.6 million term loan), $5.0 million and $3.3 million, respectively. As of December 31, 2018 and June 30, 2019, net working capital as defined in publicly filed financial statements was approximately $0.9 million and ($6.7 million), respectively. This is concerning as to how the directors allowed such after the sale of BriefCam for $9.6 million, net in July 2018 and massive cash expenditures during prior years. In addition, the Company’s term loan expires January 2020.

2 The acquisition of Qumu, between purchase price, expenditures of cash for operations and the acquisition of Kulu Valley, cost shareholders approximately $130------ million and has yet to generate an annual profit, causing two highly dilutive financings completed in October 2016 and January 2018, in which the Company was required to issue to lenders warrants for the purchase of up to an aggregate of 1,239,286 shares, representing approximately 13% of the then outstanding shares at exercise prices of $2.80 and $1.96 per share, respectively.

3 2018 revenue was $25.0 million and the Company on July 30, 2019 reaffirmed its 2019 revenue guidance of approximately $27.0 million after a comparatively weak second quarter from delays in new contract signings.

c/o: 1117 East Putnam Avenue, Riverside, CT 06878

Mr. Robert F. Olson

Chairman of the Board

Qumu Corporation

September 24, 2019

Conclusion

We are approaching the end of the 2019 third quarter. Until an informed and expeditious decision is made as to the Company’s direction and additional expertise required on the Board, Dolphin firmly believes, following conversations with you, and the June 30, 2019 quarterly report, that no additional directors should be appointed; there is no urgency or requirement to do so and further shareholder dilution should cease. If the Board is determined to add one or more directors to the Board, Dolphin wants the Company to elect a Dolphin representative, a large shareholder, experienced with the Company, its management and Board members and an advocate for all shareholders.

We ask you to distribute this letter to the other Board members. We look forward to constructive discussions with you and the Board regarding our communications and the optimal path forward for all constituents. If the Company believes there are any material factual inaccuracies in this letter, we ask the Company respond within three business days to Dolphin’s counsel.

Sincerely,

/s/ Donald T. Netter

Donald T. Netter
Senior Manager

cc: Michael R. Neidell, Olshan Frome Wolosky LLP

c/o: 1117 East Putnam Avenue, Riverside, CT 06878